Mail Stop 4720   April 13, 2010

Mr. Thomas E. Oland
President and Chief Executive Officer
Techne Corporation
614 McKinley Place, NE
Minneapolis, Minnesota 55413-2610

Re: Techne Corporation
          Form 10-K for the year ended June 30, 2009
          File No. 000-17272

Dear Mr. Oland:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director